

Mail Stop 4628

April 11, 2018

Marshall Eves
Chief Executive Officer
PermRock Royalty Trust
201 West Wall Street, Suite 421
Midland, TX 79701

> **Re:** **PermRock Royalty Trust**
> **Registration Statement on Form S-1**
> **Filed April 6, 2018**
> **File No. 333-224191**

Dear Mr. Eves:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 20

Trust unitholders have limited ability to enforce provisions of the conveyance…, page 32

1. Please revise this risk factor to discuss whether the limited liability provisions of the Net Profits Interest conveyance and trust agreement would apply to trust unitholders' claims under the federal securities laws.

Description of the Trust Agreement, page 79

Dispute Resolution, page 84

2.   We note your disclosure indicating that any dispute, controversy or claim that may arise between Boaz Energy and the trustee relating to the trust will be subject to binding arbitration. Please expand your disclosure to discuss the impact, if any, that the binding arbitration provision would have on the ability of trust unitholders to seek remedies outside the arbitration process, including with respect to any claims under the federal securities laws.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

         You may contact Diane Fritz, Staff Accountant, at (202) 551-3331, or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

                                                      Sincerely,

                                                      /s/ John Reynolds

                                                      John Reynolds
                                                      Assistant Director
                                                      Office of Natural Resources

cc: David P. Oelman
        Vinson & Elkins L.L.P.